Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

August  8, 2011

John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Studio II Brands, Inc.

Form 8-K

Filed May 13, 2011

File No. 000-50000

Dear Mr. Reynolds:

On behalf of Studio II Brands., a Florida corporation (the “Company”), enclosed please find our responses to your comment letter dated June 17, 2011.

Form 8-K, filed February 10, 2011

The Share Exchange Transaction, page 4

1.

We note your response to comment three of our letter dated March 9, 2011 and we reissue the comment. In this regard, we note that we are unable to locate referenced Exhibit A.

Response:

The referenced Exhibit A is attached to this response letter.

Facilities, page 7

2.

We note your revised disclosure in response to comment nine of our letter dated March 9, 2011 and we partially reissue the comment. Please revise to describe the property in greater detail. See Item 102 of Regulation S-K. In addition, we note the lease has expired. Please revise to discuss how this lease termination affects the property.

Response:

The 8-K/A has been amended in response to this comment to include additional descriptive information about the property and to provide disclosure regarding the renewal of the lease for the premises.

3.

We note your revised disclosure in response to comment 10 of our letter dated March 9, 2011 and we partially reissue the comment. Please file your lease agreement for you owned restaurant as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Response:

The lease agreement is attached to the 8-K/A as Exhibit 10.8.

4.

We note your revised disclosure in response to comment 11 of our letter dated March 9, 2011 and we partially reissue the comment. In this regard, it is unclear how the adequacy and suitability of the properties were addressed.

Response:

The 8-K/A has been revised in response to this comment to provide additional disclosure regarding the adequacy and suitability of locations chosen for restaurant sites.

Risk Factors, page 11

5.

We note your response to comment 23 of our letter dated March 9, 2011. Please further describe to us any relevant education and ongoing training that your Finance Manager and CFO have had relating to U.S. GAAP. Also further describe to us the professional experience of these two individuals, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. To the extent that your CFO acquired professional experience in previous employment at PCCW Ltd (page 26), confirm to us that such experience included the preparation of financial statements in accordance with U.S. GAAP as opposed to Hong Kong GAAP. Management’s Discussion and Analysis of Financial Condition and Results of Response:

Response:

The Finance Manager and the CFO have not had education specifically relating to U.S. GAAP.  The Finance manager acquired broad accounting experience through serving for five years in an accounting firm providing accounting services which included the preparation of financial reports for compliance with statutory audit and tax filing requirements, as well as another five years experience in handling a full set of accounts for a company operating a catering service.  The CFO was employed by a listed company for over twenty four years and acquired experience regarding proper internal control of financial reporting such as proper review and authorization of journals and reports by senior staff and setting both a month-end and a year-end account closing timetable for purposes of timely preparation and review of financial reports to analyze and identify any potential deficiency of internal control.  The CFO’s previous employment at PCCW Ltd did not include professional experience relating to preparation of group financial statements in accordance with U.S. GAAP. The Finance Manager and CFO are planning to attend seminars, briefings and training sessions organized by professional accounting associations for training regarding new releases and developments in US GAAP accounting and regarding conversion of Hong Kong GAAP financial statements to US GAAP.  The Company will hire consultants to provide training and advice regarding preparation of financial statements in accordance with U.S. GAAP and effective internal control over financial reporting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

6.

Please revise your MD&A disclosure to cover the financial statements of both the predecessor and successor operations, as required by Regulation S-K. Also revise your results of operations and liquidity and capital resources disclosure to discuss changes between comparable periods.

Response:

The MD&A disclosure in the 8-K/A has been revised to cover the financial statements of both the predecessor and successor operation.  The results of operations and liquidity and capital resources disclosures have also been revised to discuss changes between comparable periods.

Results of Operations, page 16

7.

We note your revised disclosure in response to comment 29 of our letter dated March 9, 2011. To enhance a readers understanding, please further revise the discussion of your results of operations to both quantitatively and qualitatively describe the significant underlying factor(s) that affected your revenues and expenses for each period presented.  For material increases in revenue, provide a narrative discussion of the extent to which such increases are attributable to increases in prices, volume, amount of goods being sold, or to the introduction of new products, and the reasons for such increases. Also describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on revenue or income from operations, including the impact of the 50% discounted franchise fee for the first year of the franchise from February 10, 2010 to February 9, 2011 and full amount of HK$80,000 due per annum from the second year and throughout the term of the agreement (Exhibit 10.4).

Response:

The MD&A discussion has been revised regarding quantitative and qualitative description of significant factor that affected revenue and expenses for each period and narrative discussion of increase in revenue, known trends or uncertainties.

8.

We note that your revenues of $274,551, subfranchise fee income of $22,153, gross profit of $191,461, subfranchise fee net income of $11,881, and other income of $3,587 for the nine months ended December 31, 2010 do not agree with respective amounts in the consolidated statement of income and comprehensive income (Exhibit 99.2). Please revise as necessary.

Response:

The MD&A discussion regarding revenue, subfranchise fee income, net income and other income has been revised to include subfranchise management fee income reclassified from other income to align with the consolidated financial statements.

9.

We note your response to comment 32. Please file your agreement with Joystick Limited as an exhibit or advise. See Item 601(b)(10) of Regulation S-K.

Response:

The Consulting Agreement with Joystick Limited is filed as Exhibit 10.9 to the 8-K/A Amendment No. 2.

Liquidity and Capital Resources, page 18

10.

We note your revised disclosure in response to comment 29 of our letter dated March 9, 2011. Please further revise to include a more detailed analysis that quantitatively and qualitatively describes the significant period-to-period variations in the individual line items of your statements of cash flows, and the resulting impact on your capital position in each period for which financial statements are provided.

Response:

The disclosures in the Form 8-K/A Amendment No. 2 have been revised to include a more detailed analysis of significant period to period variations in individual line items of the statement of cash flows.

11.

We note your disclosure that HLL entered into a Shareholder Loan Agreement with Mr. Gu Yao on December 11, 2009 mainly to advance for its day-to-day operational expenses and working capital needs for a term of 2 years from the date of the agreement, and that it serves as an internal source of the company’s liquidity to substantiate the needs of day-today operational expenses and working capital, if any. We further note your disclosure on page 18 of Exhibit 99.2 that the loan mainly represents an advance to the Company for the acquisition of Legend Sun on February 24, 2010. Please revise your MD&A disclosure accordingly or explain to us why such a revision is not necessary.

Response:

The disclosure in Note 11 of the financial statements attached as Exhibit 99.2 has been revised to indicate that the shareholder loan was mainly to provide funds for payment of day-to-day operational expenses and working capital.

12.

Please revise to also include discussion of your subfranchise operations in the liquidity and capital resources disclosure.

Response:

The liquidity and capital resources disclosure has been revised to include discussion of the subfranchise operations.   Under the terms of the Franchise Agreement and the Supplemental Franchise Agreement between Hippo Lace and Legend Sun executed in February and March, 2010, respectively, the franchise fee for the first year was discounted by 50% to $5,136 (HK$40,000) and reflected in the March 31, 2010 financial statements.  The Company is subject to payment of the full amount of the franchise fee of $10,272 ($HK80,000) for the second and third year of the term of the Franchise Agreement and Supplemental Franchise Agreement which will be reflected in the financial statements for March 31, 2011 and 2012.

13.

We note the discussion of your future plan of operations (page 16), and that you will require additional capital in order to fully implement your business plan of expanding your operations by opening additional restaurants (page 13). Please revise to discuss any expected material changes in your liquidity and capital resources from your future plan of operations and provide an assessment of your ability to meet your cash needs arising from these plans; including any additional financing you will need and the anticipated source of such financing (page 14).

Response:

The disclosure has been revised in response to this comment.  The Company’s future plan of operations to open additional restaurants and to consider investment in other potential business opportunities is in the preliminary stages, and as a result, the Company is unable to accurately assess its cash needs and the expected changes and impacts to its liquidity and capital resources.  The sources of financing which the Company may consider include private placement of shares to existing shareholders, share exchange transactions to acquire profitable businesses which generate positive cash flow, issuance of convertible debt instruments to business partners and investors, and seeking loans from shareholders or financial institutions.  There is no assurance that the Company will be able to raise necessary additional funding through any of the financing alternatives it is considering because it has a limited operating history and a limited history of profitable operations.

14.

We note your revised disclosure in response to comment 33 of our letter dated March 9, 2011 and we partially reissue the comment. Please revise to disclose all sources of internal and external liquidity. In this regard, we note that the shareholder loan is “an” source of internal liquidity and your statement regarding external sources of liquidity appears incomplete.

Response:

The disclosure has been revised to address all possible sources of internal and external liquidity.  External sources of liquidity may include borrowing from financial institutions and share exchanges to acquire profitable businesses which generate positive cash flow.

15.

We note your revised disclosure in response to comment 35 of our letter dated March 9, 2011 and we partially reissue the comment. Please provide the information required by Item 303(a)(2)(ii) of Regulation S-K or advise.

Response:

As required by Item 303(a)(2)(ii) of Regulation S-K, the disclosure has been revised to state that there are currently no known material trends, either favorable or unfavorable, in the Company’s   capital resources.

Management, page 20

16.

We note your response to comment 37 of our letter dated March 9, 2011.  Please reconcile your disclosure regarding Mr. Wah’s capacity at the company. For instance, we note that you provide Regulation S-K Item 401(e) disclosure regarding why he was chosen as a director but he is not listed as a   director in the table.

Response:

The disclosure has been corrected.  Mr. Leung is the Company’s CFO but he is not a member of the board of directors.

17.

We note your revised disclosure in response to comment 38 of our letter dated March 9, 2011. We further note that Messrs. Ming and Hing’s employment histories fail to cover the past five years as required by Item 401(e) of Regulation S-K and there is an unaccounted for gap in Mr. Wah’s employment during that timeframe. Please revise to provide the required Item 401(e)   disclosure.

Response:

The disclosure has been revised so the employment histories for Cheung Ming and Chan Tak Hing cover the past 5 years.  Information has also been provided to fill the gap in the employment history for Mr. Leung.

18.

We note your revised disclosure in response to comment 39 of our letter dated March 9, 2011. Please identify the directors who meet the independence standards applicable to you as required by Item 407(a) of Regulation S-K.

Response:

The disclosure has been revised to state that Yam Kee Cheong and Gary Joiner meet the independence standards applicable to the Company.

Exhibits

19.

We note your revised disclosure in response to comment 46 of our letter dated March 9, 2011 and we partially reissue the comment. Please file all exhibits required by Item 601(b)(10) of Regulation S-K. In this regard we   note that the company’s articles of incorporation and bylaws, and any amendments thereto, have not been included as exhibits to your filing.

Response:

The original articles of incorporation and bylaws, and amendments thereto, are filed as exhibits to the 8-K/A through incorporation by reference to previous filings.

Exhibit 99.1

Hippo Lace Limited

Audited Consolidated Financial Statements for the Period from December 11, 2009 (Inception) to March 31, 2010

Consolidated Statement of Income and Comprehensive Income, page 4

20.

We note on page 16 that your total depreciation expense of $4,241 is classified in operating expenses. Please revise the description of your cost of sales line item pursuant to SAB Topic 11.B.

Response:

The disclosure has been revised in response to this comment. Notes regarding the breakdown of cost of sales and operating expenses have been added to show depreciation is included in operating expenses.

Notes to Consolidated Financial Statements, page 8

21.

We note your response to comment 51 of our letter dated March 9, 2011. We further note that your security deposits of $41,077 and $41,216 at March 31, 2010 and December 31, 2010, respectively, are approximately 16% and 17% of your total assets at March 31, 2010 and December 31, 2010, respectively.   Please revise to provide a security deposits footnote to describe the composition of the balance and your accounting policy.

Response:

The notes to the financial statements have been revised to include a footnote which provides the requested disclosures regarding security deposits.

22.

We note the nature of your cost of sales in response to comment 49 of our letter dated March 9, 2011. Please tell us if your cost of sales also includes any occupancy or labor costs. Also revise to disclose the types of expenses included in cost of sales.

 Response:

The disclosure has been revised to specify the types of expense included in cost of sales.  Cost of sales does not include any occupancy or labor costs.

Note 2. Summary of Significant Accounting Policies, page 8

(b) Principles of Consolidation, page 8

23.

We note that Hippo Lace Limited acquired Legend Sun on February 24, 2010. We further note that the Hippo Lace Limited financial statements include the Legend Sun results of operations and cash flows from January 1, 2010 to March 31, 2010. Please tell us why you include the results of operations and cash flows of Legend Sun prior to the acquisition date or revise as necessary.

Response:

The consideration of Legend Sun and calculation of goodwill has been revised to base on net assets value (assumed at fair value) as of February 23, 2010.  Only the result of operations of Legend Sun for the period starting from February 24, 2010 to March 31, 2010 has been included in the Company’s financial statements for the period from December 11, 2009 (Inception) to March 31, 2010.

Note 3. Business Acquisition, page 15

24.

We note your response to comment 60 of our letter dated March 9, 2011 and it appears to us that the total consideration of $182,982 (approximate HK $1,425,024)

you paid to acquire 100% ownership of Legend Sun was split between the Legend Sun total assets less liabilities (HK$769,660) and the shareholder loan due to Sizegenic (HK$655,364) at December 31, 2009, as detailed in Schedule 2 to Exhibit 10.1. Please confirm our understanding and, if so, revise your purchase price allocation and related disclosures accordingly.

Response:

The purchase price allocation and related disclosures has been revised as explained in the response to comment 23.

25.

We note the consultancy deposit received liability of $30,817 in your purchase price allocation at the date of acquisition of Legend Sun. Please explain to us what this liability balance represents and tell us when it originated.

Response:

The liability balance represents the deposit received for consultancy service  to Joystick Limited which originated in August 2009.

26.

We note your response to comment 61 of our letter dated March 9, 2011. We further note in your response to comment 70 that there was no elimination of the preexisting Legend Sun goodwill of $32,101 when Studio II acquired Hippo Lace Limited. Please revise to disclose the method of determining the fair value of the 2,291,100 Studio II equity interests issued as consideration for HLL. Also revise to describe the qualitative factors that make up the goodwill recognized in the acquisition. Refer to FASB ASC 805-30-50-1(b)(4) and 50-1(a).

Response:

The method of determining the fair value of 2,291,100 shares of Studio II issued as consideration for acquisition Hippo Lace Limited was based on the former investment in HLL, as represented by the outstanding balance of the shareholder loan as of September 30, 2010 ($202,686), plus a premium of approximately 8% as consideration for the potential profitability and business development of the Company owned restaurant and subfranchise operations.

The pre-existing goodwill has been eliminated in the Company’s consolidated financial statements at March 31, 2011.  The goodwill on the financial statements as of March 31, 2010 represents the goodwill generated from the current acquisition of Legend Sun.

Note 6. Operating Expenses, page 16

27.

We note the table of general and administrative expenses in your MD&A includes a line item for professional and audit fee (page 17). Please revise the tables in Note 6 to your March 31, 2010 and December 31, 2010 financial statements so they agree with your MD&A.

Response:

The tables in the financial statements have been revised so they agree with the tables in the MD&A discussion.

Note 7. Other Income and Expenses, page 17

28.

We note that your other income represents consultancy fee income and your other expenses represent the annual franchise fee for the Company owned shop paid to Sizegenic. Please tell us why you classify these amounts in other income and expenses.

Response:

Consultancy fee income from Joystick was a one time , non-recurring and not the primary business of the Company and ceased after March 2010. As a result, it was classified as other income.  The annual franchise fee has been reclassified from other expenses to operating expenses.

29.

We note in your response to comment 50 of our letter dated March 9, 2011 that other income of $61,635 is for the recognition of consultancy service income related to the selection of bistro location, interior design, determination of menu and price, employee training, marketing and promotion, set up and monitor logistic and control of food ordering, production and serving, and kitchen management by Legend Sun to a fellow subsidiary company named Joystick Limited owned by Sizegenic to operate a Portugal branded café bistro. We further note in your response to comment 32 that the amount of income is accounted for the period from January to March 2010 at $30,817 after Hippo Lace Limited acquired Legend Sun and pursuant to the agreement the forfeiture of the deposit of $30,817 for termination of the agreement by Joystick Limited before the expiration of the one year term commenced from August 2009. Please advise us of the following:

a. further explain to us these statements in your response;

b. describe to us the terms of the Joystick Limited agreement;

c. tell us when the above services were rendered; and

d. provide us with a copy of the agreement

Response:

a.

$61,635 represents monthly consultancy services income of approximately $10,272 for January to March, 2010, plus $30,817 recognized in Mar 2010 for the forfeiture of the deposit of $30,817 for termination of the agreement by Joystick Limited before the expiration of the one year term commenced from August 2009.

b.

 major terms are as follows:

Consultancy services with initial term of 12 months commenced from August 2009 to July 2010 and may renew on annual basis up to three years.

Monthly consultancy fee at $10,272 (HK$80,000) payable in arrear from August 2009.

Both parties may terminate the agreement by giving 30 days written notice to other party.

Joystick has to pay deposit of $30,817 (HK$240,000) which is non-refundable if Joystick terminates the agreement before expiration of each term.

c.

The services were rendered from August, 2009 to March 2010.

d.

The Consulting Agreement with Joystick Limited is filed as Exhibit 10.9.

Note 10. Related Party Transactions, page 18

30.

We note the disclosure in the related party transaction footnote to the Hippo Lace Limited financial statements that states “Common stockholder, Mr. Cheung Ming.” Please explain this disclosure to us and tell us the entities in which Mr. Cheung Ming is a common stockholder.

Response:

The entities in which Mr. Cheung Ming is a common stockholder are Sizegenic Holdings Limited and Studio II Brands, Inc.

31.

Please revise to also disclose the dollar amounts paid to/received from your transactions with related parties for each period presented.

Response:

The note has been revised to disclose the amounts paid to/received from the transactions with related parties for each period presented.

32.

We note in your response to comment 68 of our letter dated March 9, 2011 that as agreed by Sizegenic in December 2010, the balance of subfranchise fee due from Legend Sun in April 2010 and materials paid on behalf of Legend Sun carried forward from March 2010 were offset against the consultancy services fee due from its wholly owned subsidiary named Joystick to Legend Sun carried forward from March 2010. Please further explain to us this statement, tell us the amount offset against the consultancy services fee due to Legend Sun, and the date of this transaction. Also revise to further describe all of your transactions with Joystick Limited for each period presented, including the dollar amounts of transactions in each period and amounts due from or to Joystick Limited as of each balance sheet date.

Response:

There are some transactions with outstanding amount due from Legend Sun to Sizegenic as well as due to Legend Sun from Sizegenic’s subsidiary Joystick Limited.  To effectively clear those outstanding amounts, the involved companies agreed in December 2010 that Legend Sun to offset the outstanding consultancy service fee for January to March ($30,817) due from Joystick against outstanding balance due to Sizegenic regarding subfranchise annual fee and material purchases on behalf of Legend Sun.

Provision of consultancy services are the only transaction with Joystick Limited. The amount of transaction with Joystick and amount due from Joystick are as follows:

Consultancy fee for August 2009 to March 2010 at $10,272 per month

$82,176

Deposit forfeited due to early termination of service agreement in Mar 10 before expiration in July 2010

$30,817

Balance as of March 31, 2010

$30,817

No transaction from April as services contract terminated in Mar 2010

$     -

Balance as of December 31, 2010

$     -

Exhibit 99.2

Hippo Lace Limited

Consolidated Balance Sheets, page 1

33.

We note on page 18 that the stockholder’s loan is repayable on December 11,

2011. It appears to us that the stockholder’s loan is due within one year of your December 31, 2010 balance sheet date and therefore, is a current liability as of that date. Please reclassify accordingly or explain to us why such a revision is not necessary.

Response:

The shareholder loan has been reclassified as a current liability.

Note 2. Summary of Significant Accounting Policies, page 6

(g) Accounts receivable, page 8

34.

We note your disclosure that accounts receivable are shown net of an allowance for doubtful accounts, and that the Company’s management has established an allowance for doubtful accounts sufficient to cover probable and reasonably estimable losses. Please revise to disclose the allowance for doubtful accounts recorded at both March 31, 2010 and December 31, 2010. To the extent that you have not recorded an allowance for doubtful accounts, revise your disclosure as necessary and provide the reason(s) why management believes an allowance is not required.

Response:

No allowance for doubtful accounts was recorded at March 31 or December 31, 2010.  Management believes that no allowance for doubtful accounts is required because there has been no specific identification of doubtful accounts.

(p) Revenue Recognition, page 11

35.

We note your response to comment 64 of our letter dated March 9, 2011 and revised revenue recognition policy disclosure. Please further revise to describe the basis for recognition of the annual franchise fee, as detailed in your response.

Response:

The disclosure has been revised to describe the basis for recognition of the annual franchise fee.

Note 7. Franchise Arrangements, page 15

36.

We note your discussion of the monthly management fees under the franchise and subfranchise agreements on page 7 of the Form 8K/A1. We further note in Exhibit 10.4 that the franchise fee you owe to Sizegenic for the two subfranchises was discounted at 50% for the first year, and that the full amount of HK$80,000 is due per annum from the second year and throughout the term of the agreement. Please further revise your franchise arrangements footnote to provide disclosure of the management fees due to you from the subfranchises and the management fees you owe to Sizegenic. Also add disclosure of the future minimum franchise fee payments that you owe to Sizegenic for your two subfranchises, pursuant to Exhibit 10.4.

Response:

The footnote has been revised to include disclosure of management fees due to the Company from subfranchises and management fees which the Company owes to Sizegenic.  Disclosure has also been provided regarding future minimum franchise fees payments that the Company owes to Sizegenic for its two subfranchises and added to exh. 99.2.1 note 9 to financial statements

Note 8. Segment Information, page 16

37.

We note your disclosure of reportable segments in response to comment 55 of our letter dated March 9, 2011. Please reconcile your segment information to your financial statements or revise as necessary.

Response:

The segment information has been reconciled to the financial statements and revised.

Exhibit 99.6

38.

Revise to provide audited financial statements of Hippo Lace Limited as of and for the nine months ended December 31, 2010 so that the Form 8-K will include 24 months of audited financial statements for both Hippo Lace Limited and its predecessor, Legend Sun (see our comment immediately following).

Response:

The requested audited financial statements of HLL as of and for the nine months ended December 31, 2010 have been provided and are attached to the 8-K/A as Exhibit 99.2.1.

Exhibit 99.7

39.

We note the unaudited December 10, 2009 balance sheet, and unaudited statements of operations, cash flow, and stockholder’s equity for the period from March 30, 2009 (inception) to December 10, 2009 filed in response to comment 48 of our letter dated March 9, 2011 (Exhibit 99.7). Be advised that financial information of a registrant’s predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the registrant; and financial statements for the registrant and its predecessor should collectively be ‘as of’ all dates and ‘for’ all periods required by Article 8 of Regulation S-X. Please provide an audited balance sheet for Legend Sun as of February 23, 2010 and audited statements of operations, cash flow, and stockholders' equity for the period   from March 30, 2009 (inception) to February 23,

2010. Also provide footnotes to the financial statements and confirm to us in your response that   the Legend Sun financial statements include all costs incurred on its behalf by its parent, Sizegenic, pursuant to SAB Topic 1.B.1.

Response:

The requested financial statements and footnotes have been provided and are attached to the 8-K/A as Exhibit 99.8.  The Company confirms that the Legend Sun financial statements include all costs incurred on its behalf by its parent, Sizegenic, pursuant to SAB Topic 1.B.1.

General

40.

Be advised that when a registrant succeeds to substantially all of the operations of another entity, that entity is the registrant’s predecessor. In these situations, audited financial statements of the predecessor and successor are expected to be presented for periods required by Regulation S-X with no lapse in audited periods; and the predecessor financial statements should also be included in any subsequent periodic reports until the predecessor periods are no longer covered by the periodic report. In addition, Regulation S-K requires MD&A covering the financial statements of the predecessor and successor.

Please note that the financial information of separate entities may not be combined for purposes of the discussion. Based on the Hippo Lace February 24, 2010 acquisition of Legend Sun, and the Studio II Brands February 10, 2011 acquisition of Hippo Lace, it appears to us that the financial statements for the years ended March 31, 2010 and 2011 to be included in your upcoming Form 10-K should be presented in a bifurcated fashion as follows:

a.

For fiscal 2010, Legend Sun (predecessor to Hippo Lace): April 1, 2009 through February 23, 2010 and;

b. Hippo Lace (successor): February 24, 2010 through March 31, 2010;

c. For fiscal 2011, Hippo Lace (predecessor to Studio II Brands): April 1,

  2010 through February 9, 2010; and

d. Studio II Brands (successor): February 10, 2010 through March 31, 2011

Please confirm our understanding. To the extent that you do not agree with this financial statement presentation, tell us the financial statements that you believe should be included in your March 31, 2011 Form 10-K along with the basis for your conclusion.

Response:

The Company confirms your understanding regarding the required financial statements.  All such financial statements, presented in a bifurcated fashion, will be included in the Company’s 10-K report for its fiscal year ended March 31, 2011.

Form 10-Q/A for the period ended December 31, 2010

Unregistered Sales of Equity Securities and Use of Proceeds, page 17

41.

We note your response to comment 74 of our letter dated March 9, 2011.  Please tell us when you plan to file an amended Form 10-Q that incorporates your proposed revised disclosure.

Response:

The Company intends to file an amended 10Q which incorporates the proposed revisions on or before August 15, 2011.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

Exhibit A

New Share issue as follows:
Name	Address	Issue Amount

Cheung Ming	Ground Floor, Flat B, Crescent 3, The Hillgrove, Siu Lam, N.T. Hong Kong	1,750,000
Fang Huaying	Rm 402, Building 14, 3329 Hongmei Rd, Minhang District, Shanghai, China	1,050,000
Huang Lei	Rm502, Building 7, 269 Quyang Rd, Shanghai, China	350,000
Mean Health Investment Limited	19F., Flat D-F, No.51 Rua de Foshan, Centro Commercial San Kin Yip,Macau	350,000
Luck Square Investment Limited	19F., Flat D-F, No.51 Rua de Foshan, Centro Commercial San Kin Yip,Macau	350,000
Cheung Sing	Unit 2802-3, 28/F., Tower 2, Ever Gain Plaza, No.88 Container Port Road, Kwai Chung, N.T. Hong Kong	350,000
Ge Xiaojun	Building10, A District, Zhongxing Hubin City, Yixing, Jiangsu, China	315,000
Gu Jufang	No 16 Kai Xuan Xi Road, Yixing Economic Developping District, Yixing, Jiangsu, China	315,000
Xiao Liming	Rm1202, Building 8, 111 Taoyuan Rd, Shanghai, China	175,000
Ge Jihui	5F New Harbor Business Building, 88-1 Dong Shan Xi Rd, Yixing, Jiangsu, China	175,000
Hou Hsiao Bing	Rm.1104, No.75 King's Road, Hong Kong	175,000
Gary S. Joiner	4750 Table Mesa Drive, Boulder, CO 80305	175,000
Yam Kee Cheong	Flat 706, Blk 2, Heng Fa Chuen, Chai Wan, HongKong	70,000
Lan Xue	Flat H, 16/F., Blk 2, Island Place, 55 Tanner Road, North Point, Hong Kong	35,000
Chan Tak Hing	Rm C, Flat L, 8/F., Malahon Apartments, 501-515 Jeffe Road, Wanchai, Hong Kong	35,000
Leung Kin Wah	Flat A, 21/F.,Blk 8, East Point City, Tseung Kwan O, N.T. Hong Kong	35,000
Cozzolino Antonio	CIS DI NOLA, ISOLA 7, LOTTO 707-80035, NOLA, NAPLES, ITALY	35,000
Tam Chor Man	Flat C, 48/F, Blk 1, NanFung Plaza, Hang Hou, Tseung Kwan O, Hong Kong	35,000
Zhang Yao	19B, Tower 1, Star Crest, No. 9 Star Street, Wanchai, Hong Kong	35,000
Kwan Ming Wai	Rm 613, 6/F., Blk G, Kornhill, Hong Shing Street, Quarry Bay, Hong Kong	26,250
Wong King Ying	Rm 310, Ting Fuk Hse, On Ting Estate, Tuen Mun	26,250

5,862,500